UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MDC PARTNERS INC.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 14,544,295 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 14,544,295 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,544,295 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,285,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 14,659,295 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 14,659,295 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,659,295 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,400,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 14,684,295 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 14,684,295 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,684,295 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,425,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company (“SAH”), (ii) The Stagwell Group LLC, a Delaware limited liability company, and (iii) Mark J. Penn, a United States citizen (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and amends the original statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 14, 2019, as amended by Amendment No. 1 on June 26, 2020 and Amendment No. 2 on October 4, 2020 (as so amended, the “Schedule 13D”), with respect to the Class A Subordinate Voting Shares of MDC Partners Inc.

This Amendment No. 3 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 21, 2020, the Issuer , and Stagwell Media LP, a Delaware limited partnership (“Stagwell”), announced that they entered into a definitive transaction agreement (the “Transaction Agreement”) providing for the combination of the Issuer with the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Entities”).

Transaction Agreement

Under the terms of the Transaction Agreement, the combination between the Issuer and the Stagwell Entities will be effected using an “Up-C” partnership structure. Through a series of steps and transactions (collectively, the “Transactions”), including the domestication of the Issuer to a Delaware corporation (from and after the domestication, “MDC Delaware”) and the merger of MDC Delaware with one of its indirect wholly owned subsidiaries (the “MDC Merger”), MDC Delaware will become a direct subsidiary (from and after the merger, “OpCo”) of a newly-formed, Delaware-organized, NASDAQ-listed corporation (“New MDC”).  Following the MDC Merger, (i) OpCo will convert into a limited liability company that will hold the Issuer’s operating assets and to which Stagwell will contribute the equity interests of the Stagwell Entities (the “Stagwell Contribution”) in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) Stagwell will contribute to New MDC an aggregate amount of cash equal to $100 in exchange for shares of a new Class C series of voting-only common stock (the “New MDC Class C Stock”) equal in number to the Stagwell OpCo Units. On a pro forma basis, without giving effect to any outstanding preference shares of the Issuer, the existing holders of the Issuer’s Class A and Class B shares would receive interests equal to approximately 26% of the combined company and Stagwell would be issued New MDC Class C Stock equivalent to approximately 74% of the voting rights of the combined company and exchangeable, together with Stagwell OpCo Units, into Class A shares of New MDC on a one-for-one basis at Stagwell’s election.  The number of Stagwell OpCo Units and shares of New MDC Class C Stock that Stagwell will receive in the Transactions, and the percentage of the combined company that Stagwell will hold following the consummation of the Transactions, will be reduced, and the percentage of the combined company that existing Issuer shareholders will hold will be proportionally increased, if Stagwell is unable to effect certain restructuring transactions prior to the closing of the Transactions (the “Closing”).  All defined terms used in this summary of the Transaction Agreement, that are not otherwise defined herein, have the meanings ascribed to such terms in the Transaction Agreement.

The Transaction Agreement was recommended by a committee (the “MDC Special Committee”) of disinterested non-management members of the board of directors of the Issuer (the “MDC Board”) and approved by the MDC Board. The MDC Special Committee was formed following receipt of an unsolicited proposal from Stagwell because, among other things, entities that are affiliates of Stagwell currently hold approximately 19.9% of the Class A shares of the Issuer and preference shares of the Issuer, and the Issuer’s Chairman and CEO is also the Managing Partner of The Stagwell Group, the general partner of Stagwell.

Closing Conditions

The Transactions are subject to customary approvals, including, but not limited to, the approval of at least 66⅔% of the votes cast by the Issuer’s shareholders voting as a single class in person or by proxy, and the approval of a “majority of the minority” of the Issuer’s shareholders , on a class basis unless exemptive relief is otherwise obtained from the applicable Canadian securities regulatory authorities (i.e., a majority of the votes cast in person or by proxy excluding shareholders whose votes may not be included in determining if minority approval is obtained pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, which excluded shareholders shall include Mr. Penn, Stagwell, Broad Street and their respective Affiliates).

The Closing is also subject to the satisfaction of a number of other conditions customary for transactions of this nature, including the receipt of certain regulatory (including Hart-Scott-Rodino and Investment Canada Act) and stock exchange approvals. Additionally, the Closing is conditioned on, among other things, (i) continuing consents from Goldman Sachs and Stagwell, as holders of preferred shares, to the Transactions and (ii) receipt of consent of Senior Note holders or the completion of a refinancing of the Senior Notes.

Financing Cooperation; MDC Credit Agreement

            The Transaction Agreement requires the Issuer to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining debt financing as may be reasonably requested by Stagwell, and the Transaction Agreement requires Stagwell to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining consent under the Issuer’s senior note indenture or to complete a refinancing of MDC’s senior notes as may be reasonably requested by the Issuer. The Issuer has also agreed to deliver all notices, cooperate with Stagwell and take all other actions reasonably requested by Stagwell to facilitate the termination at or prior to the Closing of all commitments in respect of the existing credit agreement with the Issuer subsidiary as the borrower (the “MDC Credit Agreement”), the repayment in full on or prior to the Closing of all obligations in respect of the indebtedness under the MDC Credit Agreement, and the release on or as soon as reasonably practicable after the Closing of any liens securing all such indebtedness and guarantees in connection therewith. Evidence of the termination and repayment of the MDC Credit Agreement is a condition to closing the Transactions.

Board of Directors

Pursuant to the Transaction Agreement, effective as of the Closing, the combined company’s Board of Directors will consist of nine members, including Mr. Mark Penn. Three current independent directors for the Issuer, to be identified by the MDC Special Committee prior to the Closing, will continue as directors in the combined company and the combined company shall cause such directors to be nominated at the company’s next two annual meetings; Mr. Penn will continue as a director and Stagwell will be entitled to designate four directors and an affiliate of Goldman Sachs will be entitled to designate one director to serve on the Board of Directors.

Alternative Proposals

Pursuant to the terms of the Transaction Agreement, and as more thoroughly described therein, the Issuer is subject to certain restrictions concerning proposals or offers from a third party or a group of third parties pursuant to which such party or group would own 20% or more of the voting power of the Issuer (an “Alternative Proposal” and any definitive agreement with respect thereto, an “Acquisition Agreement”) (including notice requirements to Stagwell) unless, subject to certain limitations therein, the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take certain actions with respect to an Alternative Proposal would be inconsistent with its fiduciary duties under applicable law.

Termination Rights

The Transaction Agreement allows the parties to terminate their agreements if certain conditions described therein are satisfied and provides for a termination date that is nine months after the date of the Transaction Agreement, subject to extension to twelve months after the date of the Transaction Agreement if certain regulatory approvals have not been obtained. The Issuer may terminate the Transaction Agreement upon entry into an Acquisition Agreement for a Superior Proposal, provided that a Termination Fee of $5,855,000 is paid under certain circumstances.

Representations and Warranties

The Transaction Agreement allows the parties to terminate their agreements if certain conditions described therein are satisfied and provides for a termination date that is approximately nine months after the date of the Transaction Agreement, subject to extension to twelve months after the date of the Transaction Agreement if certain regulatory approvals have not been obtained. The Issuer may terminate the Transaction Agreement upon, among other things, entry into an Acquisition Agreement for a Superior Proposal, provided that a Termination Fee of $5,855,000 is paid under certain circumstances.

Additional Agreements and Closing Conditions

As promptly as reasonably practicable after (i) the date of the Transaction Agreement and (ii) the delivery by Stagwell to the Issuer of the required financial statements of Stagwell for inclusion in a registration statement on Form S-4 containing a proxy statement/prospectus to be sent to the Issuer’s shareholders (the “Registration Statement”) for the purpose of submitting the necessary Transactions for the Issuer’s shareholder approval, the Issuer shall file such Registration Statement with the Securities and Exchange Commission.

A copy of the Transaction Agreement is filed as Exhibit H hereto and incorporated by reference herein. The foregoing description of the Transaction Agreement is qualified in its entirety by reference thereto. The Transaction Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

A&R OpCo Operating Agreement

In connection with the Transaction Agreement, at least one day prior to the Closing of the Transactions, OpCo will convert into a Delaware limited liability company, pursuant to the Delaware Limited Liability Company Act (“DLLCA”) and the Corporation Law of the State of Delaware, and with New MDC as the then-sole member of OpCo, and OpCo will adopt and thereafter be governed by an amended and restated limited liability company agreement of OpCo (the “A&R OpCo Operating Agreement”), by and among OpCo, New MDC, as a member and in its capacity as the initial manager of OpCo (the “Manager”), Stagwell, a Stagwell affiliate and each person who is or at any time becomes a member of OpCo (each, a “Member”) in accordance with the terms of the A&R OpCo Operating Agreement and the DLLCA. All defined terms used in this summary of the A&R OpCo Operating Agreement, that are not otherwise defined herein, have the meanings ascribed to such terms in the A&R OpCo Operating Agreement.

The A&R OpCo Operating Agreement provides for the management, operation and governance of OpCo, and sets forth the respective rights and obligations of Members generally.

The A&R OpCo Operating Agreement provides that interests in OpCo shall be represented by units of OpCo (“Units”), or such other equity securities of OpCo, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions therein. Subject to the provisions of the A&R OpCo Operating Agreement, OpCo shall be authorized to issue from time to time such number of Units and such other equity securities as the Manager shall determine in accordance with the A&R OpCo Operating Agreement. Each authorized Unit may be issued pursuant to such agreements and in exchange for such capital contributions or other consideration as the Manager shall approve, including pursuant to options and warrants. At the Closing New MDC shall hold (1) Preferred Units issued by OpCo which will mirror the rights, preferences and privileges of Preferred Stock issued by New MDC and (2) a number of Common Units in OpCo equal to the number of Class A and Class B shares of New MDC issued by New MDC. Stagwell will own the remaining Common Units in OpCo, equal in number to the Class C Common Units issued to Stagwell by New MDC.

Voting Rights

No Member has any voting rights except with respect to those matters specifically reserved for a Member vote under the LLCA and for matters expressly requiring the vote or approval of Members under the A&R OpCo Operating Agreement. Except as otherwise required by the LLCA, each Unit will entitle the holder thereof to one vote on all matters to be voted on by the Members; provided, that notwithstanding anything to the contrary in the A&R OpCo Operating Agreement, the Common Units held by Stagwell or any Transferee thereof shall have no voting rights except as expressly set forth in the A&R OpCo Operating Agreement. Except as otherwise expressly provided in the A&R OpCo Operating Agreement, the holders of Units having voting rights will vote together as a single class on all matters to be approved by the Members.

Capital Contributions

At the Closing, after giving effect to the Transactions, each Member as of the Closing shall be deemed to have made capital contributions to OpCo equal to such Member’s Effective Time Capital Account Balance set forth on Exhibit A to the A&R OpCo Operating Agreement.  Except for New MDC as provided in the A&R OpCo Operating Agreement and the Transaction Agreement, no Member shall be required to make additional capital contributions to OpCo. Furthermore, except in connection with issuances of equity securities by New MDC as provided in the A&R OpCo Operating Agreement, New MDC shall not issue, sell or transfer any of its interests in OpCo, and New MDC shall not issue, sell or transfer any of its interests in OpCo to any Person other than New MDC.

Issuance of Additional Units or Interests

From and after the Closing to the extent required by the A&R OpCo Operating Agreement, the Manager may authorize and create, and cause OpCo to issue, additional Units or other equity securities in OpCo (including creating preferred interests or other classes or series of securities having such rights, preferences and privileges as determined by the Manager) solely to the extent they are in the aggregate substantially equivalent to a class of equity securities of New MDC.  Subject to certain exceptions, if at any time after the Closing, New MDC issues a share of its Class A Stock or any other equity security of New MDC (other than shares of Class C Stock), OpCo shall issue to New MDC one Common Unit (if New MDC issues a share of Class A Stock), or such other equity security of the Company (if New MDC issues equity securities other than Class A Stock) corresponding to the equity securities issued by New MDC, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such equity securities of New MDC and the net proceeds received by New MDC with respect to the corresponding share of Class A Stock or other equity security of OpCo, if any, shall be concurrently transferred to OpCo by New MDC.

Exchange Right of Members.

Each of the Members, other than New MDC and any other wholly owned subsidiary of New MDC that becomes a Member, shall be entitled to exchange with OpCo, at any time beginning six months after the Closing, and from time to time, any or all of such Member’s Common Units (together with the transfer and surrender to New MDC of an equal number of shares of Class C Stock) for an equivalent number (subject to adjustment) of shares of Class A Stock or, at OpCo’s election, subject to certain conditions set forth in the A&R OpCo Operating Agreement, cash equal to a cash election amount as set forth in the A&R OpCo Operating Agreement.

Rights of the Preferred Units

The rights, preferences and privileges of the Preferred Units issued to New MDC will mirror the rights, preferences and privileges of the Preferred Stock issued by New MDC, with a 1:1 ratio between the number of outstanding Preferred Units and the number of outstanding shares of Preferred Stock.

Management

A single manager will act as “Manager” of OpCo. New MDC shall be the initial Manager as of the Closing and shall serve as the Manager from and after the Closing until a successor Manager is duly appointed by New MDC.

As the initial Manager and for so long as it continues to be the Manager, New MDC will take action through its board of directors, and members of New MDC’s board of directors will owe comparable fiduciary duties to the stockholders of New MDC.  The Manager may appoint officers and appoint, employ or otherwise contract with any person for the transaction of the business of OpCo or the performance of services for or on behalf of OpCo, and the Manager may delegate to any such Persons such authority to act on behalf of OpCo as the Manager may from time to time deem appropriate.

Restrictions on Transfer

Subject to limited exceptions, no Member shall transfer all or any portion of its interest in OpCo without the prior written consent of the Manager in its sole discretion. Additionally, no shares of Class C Stock may be transferred unless a corresponding number of Units are transferred therewith in accordance with the A&R OpCo Operating Agreement.

Other Provisions

The A&R OpCo Operating Agreement also contains customary provisions regarding capital accounts, distributions, accounting matters, amendments and waivers.

The foregoing description of the A&R OpCo Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R OpCo Operating Agreement, the form of which is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit H to this Schedule 13D, and the terms of which are incorporated herein by reference.

Information Rights Letter Agreement

At the Closing, the Issuer, Stagwell, and certain Stagwell affiliates (the “Stagwell Parties”) will enter into an information rights letter agreement (the “Information Rights Letter Agreement”). The Information Rights Letter Agreement will provide the Stagwell Parties (as defined in the Information Rights Letter Agreement) with rights to receive the combined company’s annual and quarterly financial statements. The Information Rights Letter Agreement also provides the Stagwell Parties the right to access the combined company’s records and premises and to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than 10% of the then issued and outstanding voting securities of the combined company. The foregoing summary of the Information Rights Letter Agreement is qualified in its entirety by the terms and conditions of the Information Rights Letter Agreement, the form of which is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit H to this Schedule 13D, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

At the Closing, the Issuer, Stagwell, and certain Stagwell affiliates (the “Parties”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things and subject to certain restrictions, the Issuer is required to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 registering for resale the shares of the Issuer’s Class A Common Stock that Stagwell holds today, that are issuable upon conversion of Stagwell’s Series 6 preferred shares and that are issuable upon exchange of Stagwell’s units in OpCo (in combination with its Class C Common Stock of New MDC issuable to Stagwell upon consummation of the Transactions), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit H to this Schedule 13D, and the terms of which are incorporated herein by reference.

Tax Receivable Agreement

At the closing, a Tax Receivable Agreement will be entered into, by and among New MDC, OpCo  and Stagwell, (the “TRA”). Under the TRA, New MDC will pay to Stagwell 85% of the tax savings attributable to any tax benefits created by Stagwell’s exchanges of Common Units (as defined in the A&R OpCo Operating Agreement), together with the transfer and surrender to New MDC of shares of Class C Stock, for Class A shares of New MDC. The form of whichthe TRA is attached as an exhibit to the Transaction Agreement, which is filed as Exhibit H to this Schedule 13D, and the terms of which are incorporated herein by reference.

Preferred Shareholder Consent

On December 21, 2020, the Issuer and Broad Street Principal Investments, L.L.C., an affiliate of Goldman Sachs (“Broad Street”), entered into a letter agreement, pursuant to which Broad Street consented to the Transactions subject to entry with the Issuer into a definitive agreement reflecting revised terms of MDC’s issued and outstanding Series 4 convertible preference shares (the “Goldman Letter Agreement”). The revised terms of the Series 4 convertible preference shares reduce the conversion price from $7.42 to $5.00 and extend accretion for two years at a reduced rate of 6%. In connection with the Transaction, Broad Street will have the right to redeem up to $30 million of its preference shares in exchange for a $25 million subordinated note or loan with a 3 year maturity (i.e., exchange at an approximately 17% discount to face value). The $25 million note or loan will accrue interest at 8.0% per annum and is, pre-payable any time at par without penalty.

The foregoing description of the Goldman Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Goldman Letter Agreement, a copy of which is filed as Exhibit J to this Schedule 13D, and the terms of which are incorporated herein by reference.

Bondholder Consent

            In connection with entry into the Transaction Agreement and subject to market conditions and other factors, the Issuer intends to conduct a consent solicitation (the “Consent Solicitation”) for certain waivers and amendments to its 6.50% senior notes due 2024 (the “Notes”) necessary to consummate the Transaction (the “Proposed Waivers and Amendments”).

On December 21, 2020, the Issuer entered into consent and support agreements (the “Consent and Support Agreements”) with holders of more than 50% of the aggregate principal amount of its Notes to consent to the Proposed Waivers and Amendments in the Consent Solicitation. Pursuant to the Consent and Support Agreements, the Issuer has agreed to increase the interest rate on the Notes by 1% per annum effective as of the date of the Consent and Support Agreements and, if the consent solicitation is successfully conducted, to pay a consent fee of 2% to all holders of Notes, or 3% if a supplemental indenture with the waivers and amendments is executed and becomes operative and the Transaction is consummated.

The foregoing description of the Consent and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Consent and Support Agreement, which is filed as Exhibit K to this Schedule 13D, and the terms of which are incorporated herein by reference

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented by the addition of the following:

The disclosure set forth under Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit H

Transaction Agreement, dated December 21, 2020 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2020 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit I	Press Release, dated December 21, 2020 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2020 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit J

Goldman Letter Agreement, dated as of December 21, 2020 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2020 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit K	Form of Consent and Support Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 22, 2020 (SEC File No. 001-13718) and incorporated herein by reference).

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2020

STAGWELL AGENCY HOLDINGS LLC
By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name:	Mark J. Penn
Title:	Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name:	Mark J. Penn
Title:	Manager

/s/ Mark J. Penn
Mark J. Penn